Wize Pharma, Inc.

24 Hanagar Street

Hod Hasharon, Israel 4527708

June 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Irene Paik, Christine Westbrook, Sasha Parikh and Sharon Blume

Re:	Wize Pharma, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 6, 2018 File No. 333-222889

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in a comment letter dated June 13, 2018 (the "Comment Letter") relating to Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) filed on June 6, 2018 by Wize Pharma, Inc. (the “Company”). The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the Comment Letter.

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Note 5. Convertible Loans, page F-61

1.	In a footnote to the table on page F-62, you noted that the amortization of premium represents the periodic amortization of the balance of the amount that was allocated to the 2016 and 2017 loans upon the 2017 loan amendment into the respective principal amount of such loans. Please provide us the following information:

●	quantify the “balance of the amount that was allocated to the 2016 and 2017 loans,”
●	the amortization period of the premium, and
●	relevant accounting literature that supports your accounting.

Response:

As described in 2017 annual financial statements, on December 21, 2017 (a few days before the maturity date of the convertible loans), the terms of each of the 2016 Loan and the 2017 Loan were modified, pursuant to which it was determined that the modified terms of such convertible loans were substantially different than their original terms (see below).

Securities and Exchange Commission

June 26, 2018

In accordance with ASC 470-50-40-10:

“…From the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a nontroubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt  instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different, except in the following two circumstances:

a.	A modification or an exchange affects the terms of an embedded conversion option, from which the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10 percent of the carrying amount of the original debt instrument immediately before the modification or exchange.

b.	A modification or an exchange of debt instruments adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange. (For purposes of evaluating whether an embedded conversion option was substantive on the date it was added to or eliminated from a debt instrument, see paragraphs 470-20-40-7 through 40-9….”.

For the purposes of the 10% cash flow test calculation, the cash flows of the original and new loans were discounted at the effective interest rate used for accounting purposes of the original debt instrument. Such discount rate was approx. 20%. As it was determined that the 10% cash flow test resulted in a conclusion that a substantial modification or an exchange has occurred (for both 2016 Loan and 2017 Loan), the Company was not required to proceed to calculate the change in the fair value of the embedded conversion option (as described in (a) above).’

Accordingly, the amendment of both convertible loans was required to be accounted for as an extinguishment. As part of the required accounting treatment, the loans were recognized based on their fair value as it was determined at the date of the modification. As the conversion terms of the convertible loans (before and after the modification) were beneficial to the lenders (the Conversion price per Company’s share was 0.98$ with respect to the 2016 Loan and 1.1$ with respect to the 2017 Loan, while the fair value of the share as of that date was approximately 2.4$), the fair value of the convertible loans was determined to be much higher than their principal amount (including the value of the conversion feature). This resulted in a significant amount of premium with respect to the 2016 Loan and the 2017 Loan.

Both 2016 Loan and the 2017 Loan are convertible into common shares of the Company. This means that the economic characteristics and risks of a conversion option embedded in the loans are considered related to those of an equity instrument (i.e. the shares of the Company) and therefore cannot be considered clearly and closely related to the economic characteristics and risks of the debt host. Thus, the Company was required to analyze whether the embedded conversion feature requires bifurcation.

The Company analyzed the provisions of ASC 815-10-15-74:

“…Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a.	Contracts issued or held by that reporting entity that are both:

1.  Indexed to its own stock

2.  Classified in stockholders’ equity in its statement of financial position…” .

In accordance with the provisions of ASC 815-40 it was determined that the embedded conversion feature is eligible to be considered indexed to the Company’s own stock as its settlement amount equals the difference between (1) the fair value of a fixed number of the entity’s equity shares and (2) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity (the “fixed-for-fixed” concept). Also, it was determined that if the conversion option was freestanding (i.e. as a warrant) it was eligible for equity classification. In reaching such conclusion the Company has considered ASC 815-40-25-1 through 25-43.

Securities and Exchange Commission

June 26, 2018

To conclude the above, the company has applied ASC 470-20, “Debt - Debt with Conversion and Other Options” to determine whether the conversion feature is beneficial to the lenders. However, as both 2016 Loan and the 2017 Loan were required to be recognized based on their fair value after the modification (doe to the conclusion that a substantial modification has occurred), it was determined that the effective conversion price is higher than the price of the company’s ordinary shares at the modification date (i.e. the conversion price is not beneficial to the lenders). Such conclusion is based on the fact that the fair value of the convertible loans incorporates the entire modified terms of the loans, including those that stem from the conversion option. Please note that this conclusion is in consistence with the following excerpt from Ernst Young guidance (FRD - Issuer’s accounting for debt and equity financings):

“…Modifications or exchanges of convertible debt instruments

For convertible debt instruments, the provisions of ASC 470-50 are applied first to determine whether the modification or exchange is to be accounted for as an extinguishment or as a modification.

If the transaction is accounted for as an extinguishment, the new debt instrument issued to extinguish the old debt instrument is evaluated (1) for a bifurcatable embedded derivative, then (2) for the application of the cash conversion guidance and finally (3) pursuant to the BCF guidance if there has been no other form of separate accounting for the embedded conversion option pursuant to the previous evaluations. However, as the new instrument is recorded at its fair value, and that fair value incorporates any current intrinsic value in the embedded conversion option, it is likely the new debt will not have a BCF…”.

Below is a description of the information requested by the Staff’s comment:

●	The aggregate amount that was allocated to 2016 and 2017 Loan, based on their modified terms was approximately 3.2$ million, while their aggregate principal amount was 1.353$ million (2017 Loan - 0.822$ million and 2016 Loan - 0.531$ million). The difference between such amounts represents premium which is amortized over the term of the convertible loans.
●	The amortization period of the convertible loans is about 1 year - from the date of modification (December 21, 2017) to date of maturity (December 31, 2018).
●	The company applied the following accounting literature:
●	ASC 470-50, “Modifications and Extinguishments” was applied to determine whether the modification is required to be accounted for as an extinguishment
●	ASC 815-15, “Derivatives and Hedging - Embedded Derivatives”/ ASC 815-40, “Derivatives and Hedging- Contracts in Entity's Own Equity” was applied to determine whether the embedded conversion feature is required to be bifurcated.
●	ASC 470-20, “Debt - Debt with Conversion and Other Options” was applied to determine whether the conversion feature is beneficial to the lenders (i.e. the existence of Beneficial Conversion Feature).
●	ASC 835-30, ”Interest - Imputation of Interest” was applied to determine the periodic interest cost (including amortization) which represents the effective interest rate on the face amount of the loans (including the periodic premium amortization).

Securities and Exchange Commission

June 26, 2018

The below table describes the roll forward of 2017 Loan and 2016 Loan for the three months ended March 31, 2018 and the year ended December 31, 2017:

	March 31,	December 31,
	2018	2017

Opening balance	$3,204	$289
Proceeds from issuance of convertible loan, net of issuance cost	-	811
Recognition of derivative liability related to 2016 Loan	-	-
Recognition of BCF as a discount of 2017 Loan	-	(811)
Amortization of premium related to convertible loans (*)	(446)	-
Amortization of discounts resulting from BCF and derivative liability and debt issuance costs related to 2017 Loan and 2016 Loan	-	1,122
Accrued interest on 2017 Loan and 2016 Loan	13	47
Derecognition of carrying amount of 2016 Loan and 2017 Loan upon extinguishment	-	(1,458)
Amount allocated to 2016 and 2017 Loan based on modified terms	-	3,204

	$2,771	$3,204

(*)	The amortization of premium represents the periodic amortization of the balance of the amount that was allocated to the 2016 and 2017 loans upon the 2017 loan amendment into the respective principal amount of such loans. As of December 31, 2017 fair value of the loans was USD 3,137 thousands, principal amount of the loans was USD 1,353 thousands. The differences between the fair value of the loans and its principal value at the amount of USD 1,785 (the “premium”) will be amortized quarterly over the loans remaining contractual life- till December 31, 2018.

General

2.	We note that you have a pending request for confidential treatment relating to Exhibit 10.1 to your Form 8-K filed June 5, 2018. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response:

The Commission granted confidential treatment for the information excluded from the Exhibits to the Company’s Form 10-K filed on March 29, 2018, as amended, and Form 8-K filed on June 5, 2018, as set forth below.

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.43	10-K	March 29, 2018	through March 29, 2028
10.44	10-K	March 29, 2018	through March 29, 2028
10.1	8-K	June 5, 2018	through May 31, 2028

Securities and Exchange Commission

June 26, 2018

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ OR EISENBERG
Or Eisenberg Acting Chief Executive Officer and Chief Financial Officer

Cc:	Gregory Sichenzia, Esq. Avital Perlman, Esq. Ido Zemach, Adv. Yoni Henner, Adv.